August 1, 2024

Mr. Brian Szilagyi

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Re:

Adirondack Funds, File Nos. 811-21691, 333-121690

Dear Mr. Szilagyi:

On July 9, 2024, you provided oral comments with respect to the financial statements of the Adirondack Small Cap Fund (the “Fund”), the sole series of Adirondack Funds (the “Registrant”), for the fiscal year ended March 31, 2024.  Please find below a summary of those comments, as well as the Registrant’s responses to those comments that it has authorized Thompson Hine LLP to make on its behalf.

Comment 1.

The title of the individual signing the certification to Form N-CSR does not include the title “Principal Executive Officer.”  Please confirm in correspondence that the individual who signed the certification provided with the filing is indeed the Principal Executive Officer and confirm that such title will be included in future filings.

Response:  The Registrant confirms that Gregory Roeder is the Principal Executive Officer of the Fund and undertakes to include his title as the Principal Executive Officer in future certifications.

Comment 2:  In the Expense Example in the Fund’s prospectus, it does not appear that the adjustment for the expense reimbursement/fee waiver arrangement is reflected only for the period during which the expense reimbursement/fee waiver arrangement is expected to continue.  Please explain why the methodology used for the Expense Example does not conform to Instruction 4(a) to Item 3 of Form N-1A.

Response:  The Registrant acknowledges its previous calculation error but confirms that the Expense Example in the annual registration statement filed on July 29, 2024 complies with Instruction 4(a) to Item 3 of Form N-1A.

Comment 3:  The Fund’s “Portfolio Holdings” disclosure in its annual report is outdated.  Thus, the Fund has not included the required statement the Registrant files the Fund’s complete schedule of investments with the SEC for the first and third quarter of each fiscal year as an exhibit to its reports on Form N-PORT.  Going forward, please update the disclosure to conform with Item 27(d)(3) of Form N-1A.

Response:  The Registrant acknowledges the oversight but notes that such disclosure is no longer required under Item 27A of the Form N-1A.

Comment 4:  Please confirm the accuracy of the Registrant’s response to Item 4(e)(2) of Form N-CSR.  The SEC notes that the response discloses 100% for both audit related fees and tax fees.  This item should describe situations in which the pre-approval requirement was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, not when pre-approval was obtained.

Response:  The Registrant regrets its mistake and notes that the Fund received the Audit Committee’s approval for all audit related fees and tax fees.  The Registrant undertakes to update its disclosure to reflect 0% for both items in future filings.

Comment 5:  In the Notes to the Financial Statements, the effective date and compliance dates for the Names Rule (Rule 35d-1) should be accurately reflected:  December 11, 2023 (effective date), December 11, 2025 (compliance date for large entities), and June 11, 2026 (compliance date for small entities).

Response:  The Registrant undertakes to update its disclosures to so reflect in future filings.

If you have any questions or additional comments, please call me at (614) 469-3217 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng